=============================================================================
                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                             OF SMALL BUSINESS USERS
                         UNDER SECTION 12(b) or 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                            SILK BOTANICALS.COM, INC.
                (formerly Diversified Restaurant Holdings, Inc.)
                 (Name of Small Business Issuer In Its Charter)

FLORIDA                                                65-0886132
-------                                                ----------
(State or Other Jurisdiction                (I.R.S. Employer Identification No.)
of Incorporation or Organization)


975 S. CONGRESS AVENUE, SUITE 102, DELRAY BEACH, FLORIDA                33445
--------------------------------------------------------              ----------
(Address of Principal Executive Offices)                              (Zip Code)


                                 (561) 265-3600
                   ------------------------------------------
                           (Issuer's Telephone Number)


SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:
===============================================================================
TITLE OF EACH CLASS                         NAME OF EACH EXCHANGE ON WHICH EACH
TO BE REGISTERED- -                         CLASS IS TO BE REGISTERED

        N/A                                              N/A
===============================================================================

SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:
===============================================================================
TITLE OF EACH CLASS TO BE REGISTERED

                          Common Stock Par Value $.001

===============================================================================

                        Copies of Communications Sent to:
                             Robert C. Hackney, Esq.
                             Hackney & Miller, P.A.
                            4400 PGA Blvd., Suite 505
                        Palm Beach Gardens, Florida 33410
                  Telephone: (561-627-0677) Fax: (561) 625-4685

                                     PART I

Forward-Looking Statements. This Registration Statement includes "forward-looking statements" as defined in Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which represent the Company's objectives, expectations or beliefs, including but not limited to, statements concerning industry performance, the Company's operations, economic performance, financial conditions, growth strategies and margins and growth in sales of the Company's products. For this purpose, any statements contained in this Registration Statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "plan," "believe," "estimate," "consider," or similar expressions are used.

You should not construe any forward-looking statement as a guarantee of future performance. These statements inherently involve risks, uncertainties and assumptions. The Company's future results and stockholder values will differ from those expressed in these forward-looking statements, and those variations may be material and adverse. Many of the factors that will affect these results and values are beyond our ability to control or predict. In addition, we do not have any intention or obligation to update forward-looking statements after this registration statement becomes effective, even if new information, future events or other circumstances have caused statements expressed in this registration statement to become incorrect or misleading.

                         ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY. Silk Botanicals.Com, Inc. was organized under the name of Diversified Restaurant Holdings, Inc. ("Diversified") on November 20, 1998 in the State of Florida. On April 9, 1999, Diversified acquired JRB Marketing of South Florida, Inc., a Florida corporation incorporated in October 1996. With this new business acquisition, Diversified amended its Articles of Incorporation on August 2, 1999 to change its name to "Silk Botanicals.Com, Inc." JRB Marketing of South Florida, Inc. and Silk Botanicals.Com, Inc. are referred to herein as the "Company."

BUSINESS OF THE COMPANY. The Company develops, markets and distributes three lines of high-quality artificial flowers - artificial greenery and floral arrangements in baskets and containers and artificial floral arrangements in clear glass vases set in epoxy providing the illusion of fresh flowers in water. These products are marketed under the Silk Botanicals, "Living Silk/registered trademark/" and "Forever Fresh/registered trademark/." names. The Company markets and sells these products to gift retailers, decorative accessory retailers, and the hospitality industry. The artificial foliage and flowers are imported primarily from Taiwan, Hong Kong and the Peoples Republic of China. The Company purchases artificial flowers from U.S. based importers and U.S. subsidiaries of foreign companies located in the U.S. Glassware is purchased from domestic manufacturers. The Company's silk botanical products are produced by JRB Enterprises, Inc. under a Manufacturing Agreement.

Independent research by Jacobs, Jenner & Kent of Baltimore, Maryland, in their study on the Permanent Floral Products Industry, has revealed three important opportunities which the Company has and will continue to address: (1) there is little awareness of artificial floral brands among consumers, (2) merchandise with retail prices less than $30 is the preferred choice for retailers and their customers, and (3) gift boxes enhance merchandising. The Company plans to embark on a program to build brand awareness, develop three product lines targeting three distinct markets - gift retailers, decorative accessories retailers, and the hospitality industry - and is developing gift boxes for select products.

PRODUCTS. The Company has developed over 200 floral and greenery arrangements and a special gift box for its line of bud vase arrangements. The Company believes the gift box will be well accepted by national gift and retail store chains and has plans to develop gift boxes for other vases in its product lines.

Arrangements are sold as get well gifts by hospital gift shops and as gifts for birthdays, anniversaries, Christmas, Chanukah, Valentines Day, Easter and Mothers Day. Styles retailing for $20.00 to $50.00 have been strong sellers for these markets. The Company further believes that the quality of the product will enable customers to overcome any reluctance to buying artificial flowers. In addition, styles priced from $58.00 to $198.00 are sold as decorative accessories and house warming gifts for the consumer and decorative accents for the hospitality industry. The Company plans to develop new products that would be less seasonal.

It is estimated that approximately $500,000 will be required to fund this phase of the Company's development. The funds will be used to expand marketing efforts to include gift retailers in the western United States and the hospitality industry, develop additional product and marketing materials enabling the Company to separately target the gift and decorative accessories markets, increase inventories and accounts receivables. In addition, management will undertake an evaluation of alternative channels of distribution including partnerships with major chains to home base distributors, web sites, and franchising.

CUSTOMER SERVICE. The Company strives to serve its customers with accurate and on-time delivery of its products. Retail and chain stores demand a high level of service to assure full product availability for their customers. The Company offers a variety of distribution services depending on its customers' needs. The Company also provides its customers with high quality customer and ordering services. Its sales force assists customers in identifying products from the Company's lines and works closely with them to furnish the best products for their store requirements.

QUALITY ASSURANCE. As part of its quality assurance program, the Company intends to carefully selects its suppliers and perform periodic product inspections, both prior to shipment and after receipt. The Company expects to experience negligible returns of defective or damaged products.

COMPETITION. The artificial floral industry is competitive but highly fragmented with many small players in the manufacturing end. Therefore, Management believes that an excellent opportunity exists for the Company and its product lines and that there are a variety of ways to compete in this industry.

The Company's primary competitors are other assemblers, importers and distributors. Some of these competitors focus on price and others specialize in a particular product segment. The Company competes primarily on the basis of merchandising, high quality product lines, supply dependability, price and brand name recognition. The Company's competitors are not focused on the gift industry, have not developed products targeting the gift industry, nor have they developed packaging to gift industry standards.

The barriers to entry to the Company's industry are relatively low. The Company believes, however, that attaining success in the industry is difficult but that it has competitive advantages, including its ability to fill orders quickly and completely and provide a high level of customer service, high quality products, competitive prices and brand names. The Company believes the industry does not have a single dominant retailer or wholesaler of high quality artificial greenery and flower arrangements. To date, the only importer, manufacturer or distributor of artificial flowers whose shares are publicly traded is Celebrity, Inc. (FLWR).

SALES AND MARKETING. The Company intends to market its products using the "Forever Fresh/registered trademark/" and "Living Silk/registered trademark/ trademarks which are licensed for thirty-six (36) years. The Company believes it has found a niche in the gift industry. According to Retail Industry Indicators in 1997, gift and general merchandise is a $49 billion market annually in the United States. The overall target market for the Company's products is composed of almost 200,000 stores, including general merchandise stores, catalog and mail orders, florists, gift stores and furniture and home furnishing stores. The Company intends to build a national base of gift stores and develop relationships that have been recently forged with several regional and national chains. In addition, the Company's marketing efforts will be through its Web site, trade shows, direct mail, telemarketing and manufacturer representatives.

EMPLOYEES. Currently the Company employs six part-time and six full-time employees. It anticipates increasing the staff with six new employees at the end of March 2000 and with an additional ten new employees by March 2001.

KEY EMPLOYEES: The Company's key employees are Joseph R. Bergmann, President, Chief Executive Officer and Director; Regina M. Bergmann, Director of Personnel; Jerry Frenz, Controller, Gail Scheel, Director of Advertising and Marketing; and Joyce Bernard, Merchandise Manager.

LIMITED OPERATING HISTORY: The Company has a very limited operating history upon which an evaluation of the Company's prospects can be made. The Company's prospects must be considered speculative, considering the risks, expenses, and difficulties frequently encountered in the establishment of a new business. There can be no assurance that the Company will be able to achieve profitable operations.

REPORTS TO SECURITY HOLDERS: Once this Registration Statement becomes effective, the Company will become a reporting company with the Securities and Exchange Commission ("SEC"), and will thereafter provide an annual report to its security holders, which will include audited financial statements. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is WWW.SEC.GOV. The Company currently maintains its own Internet address at WWW.SILKBOTANICALS.COM.

                            ITEM 2. PLAN OF OPERATION

Based on financial projects prepared by management, the Company estimates that approximately $500,000 will be required to fund its development plans. The funds will be used to expand marketing efforts to include gift retailers in the western United States and in the hospitality industry, develop and expand its Web site, develop additional product and marketing materials to enable the company to separately target the gift and decorative accessories markets, increase inventories and accounts receivables, develop new products, and increase its staff.

PRODUCT DEVELOPMENT: Much of the efforts since its inception have been on product design and development. The design staff studies competitive fresh cut and artificial arrangements, researches new sources of stems and vases, surveys retailers and end users for preferences, and tests prototypes in focus groups and by sampling. The Company is focused not only on meeting production requirements, but also in developing new product. The Company design staff have developed and refined over 200 arrangements by communicating with customers and by attending silk and fresh flower trade shows.

As the product line has been refined, the focus has shifted to packaging and merchandising. Although competitors offer similar products, the Company is not aware of any that have focused its energies on developing a brand, marketing to the gift market, and responding to the packaging requirements of this market.

The Company will continue to diversify to meet retailers' demands for quality and value. The products will create revenue streams as follows:

BASIC LINE: The basic line is drawn from the existing unboxed designs, sold and shipped in bulk. These are inexpensive and serve as the opening price point for gift stores. The Company believes that this product sells especially well for tabletop displays, for parties, and to the hospitality market.

FOREVER FRESH/registered trademark/ GIFT-BOXED LINE: This line is the Forever Fresh arrangements packaged in a branded window gift box. Benefits to the retailer include Uniform Product Code ("UPC") labels for inventory and Point of Sale ("P.O.S."), reduction of breakage, and enhanced on-shelf merchandising. Wholesale prices range from $8.00 to $14.00 and retail from $16.00 to $30.00 per unit. This product line includes some of the following:

         o Special Occasion merchandise (Easter, Valentine's Day, Birthdays, Get Well) and for special people (Wives, Mothers, Teachers).

         o Twin-pack boxed gifts will also be tested, i.e. small floral vase with candle.

         o Special seasonal arrangements, country arrangements, exotic florals, and greenery.

         o   Desktop accessories such as bud vases and mini floral arrangements.

CATALOG PROGRAM SALES: Catalog program sales are basic line and custom products that are suitable for "drop shipping." The Company's products will appear in upcoming Smithsonian Institute and Touch of Class catalogs. The Company continually seeks new and diversified catalogs to carry their products.

GENERIC/PRIVATE LABEL GIFT-BOXED PRODUCT: The Company will develop and package a line of 10-12 permanent floral gifts in private label windowed gift boxes with seasonal designs.

SIGNATURE SERIES: The Company's design staff is developing the Company's signature line of large floral arrangements. These will wholesale for $100.00 to $300.00. Upon completion this line will be released and marketed to home accessories retailers and hospitality providers through manufacturers' representatives. Other designer containers will be introduced that will enhance the silk flowers and fit into custom interiors.

MARKET DEVELOPMENT: The Company will continue to cater to the needs of gift retailers and expand its marketing efforts to include the western half of the United States. The Company plans to target five segments of the market:

INDEPENDENT GIFT SHOPS. Businesses that own/operate one or two retail locations; STRAND GIFT BUSINESSES: Companies that own/operate from three to twenty- five retail locations;
CHAIN STORES: Companies that own a nationally or regionally recognized retail gift business;
CATALOGS: Companies that sell products directly to consumers via direct mail catalogs; and,
DEPARTMENT STORES: The Company has begun to work closely with department stores, rather than discounters, to develop products to meet their specifications.

By identifying and categorizing the prospect list, current sales presentations will be modified and new presentations developed, to meet specific needs of current and future customers. Secondary target markets will continue to include home furnishings retailers, hotels and restaurants, corporate gifts and furnishings, the military (exchanges, commissaries, and officers clubs).

SALES AND MARKETING. The Company will use the following marketing tactics to achieve its financial objectives:

TRADE SHOWS: The Company believes most sales are generated through trade shows where the products can be properly displayed to their fullest effect. The Company currently participates in wholesale trade shows and anticipates increasing the number of shows they attend:

GIFT INDUSTRY TRADE SHOWS. The gift and general merchandise industries purchase approximately $1 billion of products at gift trade shows each year. Buyers prefer to view the merchandise in person before buying for their businesses and trade shows provide this opportunity. The Company believes that participating in these shows will enhance sales due to the visual nature of the product.

HIGH POINT, NC FURNITURE SHOW. This trade show is the only resource dedicated by the Company to general sales within the furniture industry. Furniture stores represent a projected 13% of the Company's sales, making attendance at this show cost effective. The Company anticipates participation in other furniture shows as well.

ALA MILITARY TRADE SHOW. The ALA Military Trade Show is the annual, exclusive buying show for military bases and exchanges. It represents the only opportunity to show and sell products to this lucrative business category. Forever Fresh/registered trademark/ and the Department of the Air Force expect to finalize a Non-Appropriated Funds Contract in the Fall of 1999 enabling the Company to provide artificial floral arrangements to all military installations.

RESTAURANT SUPPLY TRADE SHOWS: The Company has initiated a search to retain a sales organization that targets restaurants and hotels. Trade shows will be an important component of the sales efforts.

MANUFACTURERS' REPS: Independent sales organizations sell products through road sales and trade shows. The Company has signed contracts with representative companies that maintain permanent showrooms in Atlanta, Columbus and Chicago for the east coast of the United States. The Company plans to increase representation on the west coast with representatives who can provide quality temporary or permanent show space.

COLOR CATALOGS: Full color catalogs have been produced for both Forever Fresh/registered trademark/ and Living Silk/registered trademark/. These are being used to sell the most important and popular designs in both lines.

DIRECT MAIL: Holiday and seasonal product designs will be presented to existing customers and prospects through direct mail. Trade show schedules and special events are also announced through direct mail.

TELEMARKETING: The Company plans to contact its complete customer base at least four times a year. Two of the calls will be used for pre-show marketing and the other two calls will sell specific holiday packages (the Valentine's Day and Mother's Day collections). Additionally, all direct mail recipients will receive a follow-up call.

WEB SITE: The Company has plans to fully develop its Web site, WWW.SILKBOTANICALS.COM. The site is expected to be operational in the fall of 1999. The Company will display its product lines and accept orders through its site, as well as provide information on the company for potential investors.

SELL SHEETS: Sell Sheets will be used to show the individual products at trade shows and in direct mail presentations. The Company will use sell sheets to expand the use of packages, to introduce and sell new products, and increase Basic Line sales. The package themes include: Valentine and Mother's Day, Summer, Christmas, and the Table Top Collection.

The sales and marketing plans take into account the Company's desire to expand operations both financially and geographically. While the Company continues to build on the solid base of 2,000+ customers, with additions to the sales force, enhanced trade shows schedules, print advertising and direct mail programs, and product development, it will be able to achieve its revenue and market share objectives.

                         ITEM 3. DESCRIPTION OF PROPERTY

The Company's administrative, warehousing and distribution facilities are located at 955 and 975 South Congress Avenue in Delray Beach, Florida. The Company currently subleases this property, which consists of approximately 20,000 square feet of prime, high end commercial space. The existing sublease expires in May 2003, and the terms include additional ten year options. Various leasehold improvements have been made to this facility to support the anticipated growth which will come from the Company's new projects. The Company carries sufficient insurance coverage on the property, equipment and inventory. In addition, the Company leases a variety of point of sale computer equipment and software at its headquarters, as well as office and warehouse equipment. The Company believes that these facilities are adequate for the foreseeable future.

     ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth certain information regarding the beneficial ownership of the Company's common stock as of August 2, 1999, by (i) each person or entity known by the Company to be beneficial owner of more than 5% of the outstanding shares of common stock, (ii) each of the Company's directors and named executive officers, and (iii) all directors and executive offices of the Company as a group.

TITLE OF CLASS           NAME & ADDRESS               AMOUNT AND NATURE OF          PERCENT OF
                                                      BENEFICIAL OWNER              CLASS

Common                   Joseph R. Bergmann             4,042,687 Shares*             64.7%
Par Value $.001          975 S. Congress Ave            President & Director
                         Delray Beach, FL

Common                   Directors & Officers           4,042,687 Shares*             64.7%
Par Value $.001          As a Group

*Of this number, 1,042,688 shares are issued to Joseph R. Bergmann IRA.

CHANGES IN CONTROL. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403(c) of Regulation S-B.

      ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND PRINCIPAL EXECUTIVE OFFICERS OF THE COMPANY. Said persons are listed on the following table:

NAME                                                 POSITION                                   AGE
----------------------------------------------------------------------------------------------------
Joseph R. Bergmann                                   President, Secretary & Director             51
Regina M. Bergmann                                   Director of Personnel                       50
Joyce Bernard                                        Merchandise Manager                         57
Jerry Frenz                                          Controller                                  51
Gail Scheel                                          Director of Advertising & Marketing         57

BIOGRAPHICAL INFORMATION ON DIRECTORS AND EXECUTIVE OFFICERS:

JOSEPH R. BERGMANN, PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR. Mr. Bergmann oversees the entire operation of the Company. He is responsible for merchandising of products, as well as the formation and implementation of the Company's marketing plans. Prior to his tenure with the Company, he was President of Jewelmasters, Inc., a public multimillion dollar fine jewelry company. He also served as Senior Vice President of Federated Department Stores. Mr. Bergmann currently serves as President of JRB Enterprises, Inc. He is a graduate of Queens College in New York.

BIOGRAPHICAL INFORMATION ON SIGNIFICANT EMPLOYEES:

REGINA M. BERGMANN, DIRECTOR OF PERSONNEL. Ms. Bergmann serves as the Company's Director of Personnel and participates in the daily operations of the business.

JOYCE BERNARD, MERCHANDISE MANAGER. Ms. Bernard has direct responsibility for purchasing, manufacturing, inventory control and shipping and receiving. She has over 15 years experience in the floral industry. Prior to joining the Company, Ms. Bernard held various merchandising positions with Ben Franklin Stores, Inc.

JERRY FRENZ, CONTROLLER. Mr. Frenz is responsible for the financial reporting as well as budgeting cash management and special product analysis. Mr. Frenz has over 25 years of experience in key financial management positions including Controller, and Director of Accounting. Mr. Frenz began his career in public accounting as a CPA with Arthur Andersen & Co. He held various financial management positions at two multi-billion dollar companies, Case and FPL Group, Inc. and received his Accounting degree at the University of Wisconsin - Whitewater.

GAIL SCHEEL, DIRECTOR OF ADVERTISING AND MARKETING. Ms. Scheel is responsible for the Company's advertising programs including media analysis and selection, advertising scheduling and advertising promotion. Ms. Scheel majored in Marketing at DePaul University.

FAMILY RELATIONSHIPS. Joseph R. Bergmann, President, Chief Executive Officer and Director and Regina M. Bergmann, Director of Personnel, are husband and wife.

                         ITEM 6. EXECUTIVE COMPENSATION

The Table below summarizes the annual compensation for services in all capacities to the company for the (i) person(s) serving as the Company's Chief Executive Officer; and (ii) the Company's four most highly compensated executive officers other than the CEO for the last fiscal year:

(i)
NAME                      TITLE                   SALARY/FISCAL YEAR              BONUS      AWARDS
RESTRICTED STOCK
Joseph R. Bergmann        President                  $35,000.00                    N/A        N/A

(ii)
Not Applicable.

             ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On April 9, 1999, Diversified Restaurant Holdings, Inc. acquired JRB Marketing of South Florida, Inc. from Joseph R. Bergmann in a stock for stock exchange.

The Company will purchase its silk botanical products from JRB Enterprises, Inc., which is owned by the Company's President and majority stockholder. On April 1, 1999, the Company entered into a Manufacturing and Distribution Agreement with JRB Enterprises, Inc. for a term of six years with the right to extend the term for six additional terms. JRB Enterprises, Inc. will invoice the Company for products and distribution of the products at rates to be negotiated periodically between the Company and JRB Enterprises, Inc.

Additionally, the Company shares office facilities, certain office equipment and certain employees with JRB Enterprises, Inc. At May 31, 1999, the Company had issued 1,900 shares of preferred stock to JRB Enterprises, Inc. for the license rights to the trademarks Living Silk and certain manufacturing processes. The Company owed JRB Enterprises, Inc. $138,338 at May 31, 1999, for the purchase of inventory, a computer and software, and monies JRB Enterprises, Inc. had advanced the Company in acquiring the trademark and manufacturing process rights to the Forever Fresh/registered trademark/ line of floral arrangements.

JRB Enterprises, Inc., one of the Company's primary suppliers of artificial plants and foliage, is owned by Joseph R. Bergmann, President and Majority Shareholder of the Company.

On April 10, 1999, the Company entered into an exclusive license agreement to market and distribute artificial greenery and floral arrangements with the Living Silk and Silk Botanicals trademarks owned by JRB Enterprises, Inc. Additionally, the license agreement granted the Company the exclusive right to use the manufacturing process of the Living Silk(TM) and Silk Botanicals(TM) products. As consideration for the license agreement the Company issued preferred stock to JRB Enterprises, Inc. valued at $190,000. The Company further agreed to pay JRB Enterprises, Inc. royalty payments of 5% of the net amount invoiced by the Company, or any affiliate, for Living Silk(TM) or Silk Botanicals(TM) products invoiced to any third party during the initial six year term. For additional periods of up to six, six year terms, the Company agreed to pay one quarter of one percent (.25%) of its net sales per annum for all Living Silk(TM) and Silk Botanicals(TM) products sold to any third party.

                        ITEM 8. DESCRIPTION OF SECURITIES

The Company is authorized to issue 25,000,000 shares of common stock, $.001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of August 2, 1999, 6,250,000 shares of common stock were issued and outstanding.

The Company is authorized to issue 5,000,000 shares of preferred stock at $.001 par value. As of August 2, 1999, 1,900 shares of preferred stock were issued and outstanding. The preferred shares were designated and issued upon such terms and conditions as the Board of Directors determined appropriate and as more particularly defined in the Board of Directors Resolution dated April 10, 1999. The terms and conditions stated the following: a) Payment of a quarterly dividend at the annual rate of 6.0%; b) Said dividends to be cumulative and have priority over the Common Stock; (c) The Preferred Stock will not be convertible and shall have no voting rights; and (d) The Preferred Stock will have a value of $100.00 per share. No additional shares of preferred stock have been issued. If additional shares are issued, the conditions that may be set by the Board of Directors include, but are not limited to, the entitlement of the holders of the preferred shares to (a) cumulative, non-cumulative or partially cumulative dividends, (b) the preference over any other class or classes of shares as to the payment of dividends, (c) the preference in the assets of the corporation over any other class or classes of shares upon the voluntary or involuntary liquidation of the corporation, (d) the convertibility, if any, into shares of any class or into shares of any series of the same or any other class, and (e) voting rights, if any.

                                     PART II

      ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMMON EQUITY AND OTHER
                               SHAREHOLDER MATTERS

MARKET INFORMATION.

Currently the Company's equity is not publicly traded.

HOLDERS.

As of August 2, 1999, the Company has a total of 72 holders of its common stock.

DIVIDENDS.

There have been no cash dividends declared on the Company's common stock since the Company's inception. Dividends will be declared at the sole discretion of the Company's Board of Directors.

                           ITEM 2. LEGAL PROCEEDINGS.

There are no legal actions pending against the Company nor are any such legal actions contemplated.

     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND
                              FINANCIAL DISCLOSURE

There have been no changes in or disagreements with the Company's accountants since the formation of the Company pursuant to Item 304 of Regulations S-B.

               ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES AND
                                 USE OF PROCEEDS

From November 20, 1998 through April 6, 1999, the Company issued 1,814,187 shares of its common stock to a total of 71 individuals in an offering exempt from registration under Rule 504 of Regulation D promulgated pursuant to the Securities Act of 1933. On April 9, 1999, the Company issued an aggregate of 4,435,813 shares in an offering exempt from registration under Section 4(2) of the Securities Act of 1933, in exchange for all of the issued and outstanding common stock of JRB Marketing of South Florida, Inc.

USE OF PROCEEDS: All funds generated will be used by the Company for working capital.

                ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Florida Business Corporation Act eliminates the personal liability of the Company's Directors to the Company and its shareholders for monetary damages as a result of a breach of fiduciary duty with certain exceptions. Such a provision makes it more difficult to assert a claim and obtain damages from a director in the event of breach of his fiduciary duty.

INSOFAR AS INDEMNIFICATION FOR LIABILITIES ARISING UNDER THE SECURITIES ACT OF MAY 1933 MAY BE PERMITTED TO DIRECTORS, OFFICERS OR PERSONS CONTROLLING THE COMPANY PURSUANT TO THE FOREGOING PROVISIONS, THE COMPANY HAS BEEN INFORMED THAT IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, SUCH INDEMNIFICATION IS AGAINST PUBLIC POLICY AS EXPRESSED IN THE ACT AND IS THEREFORE UNENFORCEABLE.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                              FINANCIAL STATEMENTS

OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999




                                TABLE OF CONTENTS

              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS              16

FINANCIAL STATEMENTS

    Balance Sheet                                                             17

    Statements of Operations                                                  18

    Statements of Stockholders' Equity                                        19

    Statements of Cash Flows                                                  20

Notes to Financial Statements                                                 21

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Silk Botanicals.Com, Inc.
formerly known as Diversified Restaurant Holdings, Inc.

We have audited the accompanying balance sheet of Silk Botanicals.Com, Inc., formerly known as Diversified Restaurant Holdings, Inc. (a development stage company), as of May 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the period October 2, 1996 (inception) to May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Silk Botanicals.Com, Inc., formerly known as Diversified Restaurant Holdings, Inc. (a development stage company), as of May 31, 1999, and the results of its operations and its cash flows for the period October 2, 1996 (inception) to May 31, 1999 in conformity with generally accepted accounting principles.

The Company is in the development stage and to date has had no significant operations. The continuation of the Company's business is dependent upon its ability to obtain adequate financing arrangements and ultimately, future profitable operations.

/s/ Sweeney, Gates & Co.


Ft. Lauderdale, FL
August 11, 1999

                           SILK BOTANICALS.COM, INC.
                               FORMERLY KNOWN AS
                     DIVERSIFIED RESTAURANT HOLDINGS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEET
                                  MAY 31, 1999


ASSETS
Current assets:
 Inventory                                                                     $  57,353
                                                                               ---------
  Total current assets                                                            57,353

Property and equipment                                                             1,500

License rights                                                                   269,485
                                                                               ---------

                                                                               $ 328,338
                                                                               =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Accounts payable                                                              $  21,414
 Due to related party                                                            138,338
                                                                               ---------
  Total current liabilities                                                      159,752
                                                                               ---------

STOCKHOLDERS' EQUITY
 Series A preferred stock, $.001 par value, 1,900 shares
  authorized, issued and outstanding                                                   2
 Preferred stock, $.001 par value, 4,998,100 authorized,
  none issued and outstanding                                                          -
 Common stock, $.001 par value, 25,000,000 shares authorized,
  6,250,000 shares issued and outstanding (Note 8)                                 6,250
 Additional paid-in capital                                                      861,458
 Deficit accumulated during the development stage                               (699,124)
                                                                               ---------
  Total stockholders' deficit                                                    168,586
                                                                               ---------

                                                                               $ 328,338                0
                                                                               =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           SILK BOTANICALS.COM, INC.
                               FORMERLY KNOWN AS
                     DIVERSIFIED RESTAURANT HOLDINGS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS

                                                                               Period from
                                                                                October 2,
                                                                                  1996
                                                                               (inception)
                                                         Year ended May 31,      through
                                                      ------------------------    May 31
                                                        1999         1998          1999
                                                      --------     ----------    ---------
Revenues:

General and administrative expenses                  $(694,688)         -        $(699,124)

Net loss                                             $(694,688)    $    -        $(699,124)
                                                     ----------    ----------    ----------



Net loss per share of common stock:
 Basic and diluted                                    $  (0.14)    $    -
                                                      =========    ==========
Weighted average number of common shares:
 Basic and diluted                                    4,865,095     4,435,813
                                                      =========    ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           SILK BOTANICALS.COM, INC.
                               FORMERLY KNOWN AS
                     DIVERSIFIED RESTAURANT HOLDINGS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                              Deficit
                                                                                                            accumulated
                                                                                               Additional   during the
                                           Preferred Stock              Common Stock            paid-in     development
                                          Shares     Amount        Shares        Amount         capital        stage        Totals
                                          ------    --------       ------        ------        ----------   ------------    ------
Balance at October 2, 1996 (inception)         -    $      -             -     $       -       $      -     $       -     $       -

 Issue founders shares ($.001 per share)       -           -     4,435,813           4,436            -             -         4,436

 Net loss                                      -           -             -               -            -          (4,436)     (4,436)
                                          ------    --------     ---------     -----------     --------     ------------  ---------
Balance, May 31, 1997                          -           -     4,435,813           4,436            -          (4,436)          -

 Net loss                                      -           -             -               -            -               -           -
                                          ------    --------     ---------     -----------     --------     ------------  ---------

Balance, May 31, 1998                          -           -     4,435,813           4,436            -          (4,436)          -

 Issuance of preferred stock               1,900           2             -               -      189,998               -     190,000
 Issuance of stock to additional
  founding stockholders                        -           -       335,187             335            -               -         335
 Issuance of stock in a 504 offering           -           -     1,452,750           1,453      671,460               -     672,913
 Issuance of stock for services rendered       -           -        26,250              26            -               -          26
                                                                                                                                  -
 Net loss                                      -           -             -               -            -        (694,688)   (694,688)
                                          ------    --------     ---------     -----------     --------     ------------  ---------

Balance, May 31, 1999                      1,900    $      2     6,250,000     $   6,250       $861,458       $(699,124)  $ 168,586
                                          ======    ========     =========     =========       ========       =========   =========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                           SILK BOTANICALS.COM, INC.
                               FORMERLY KNOWN AS
                     DIVERSIFIED RESTAURANT HOLDINGS, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS


                                                                               October 2,
                                                                                  1996
                                                                               (inception)
                                                       Year ended May 31,       through
                                                    ----------------------       May 31
                                                       1999         1998          1999
                                                    ---------   ----------     ----------
Cash flows from operating activities:
 Net loss                                          $(694,688)   $        -     $(699,124)
 Adjustments to reconcile net loss to net cash
   used in operating activities:
  Common stock issued in noncash transactions        671,821             -       676,257
  Changes in assets and liabilities:
   Increase in inventory                             (57,353)            -       (57,353)
   Increase in license rights                        (79,485)            -       (79,485)
   Increase in accounts payable                       21,414             -        21,414
   Increase in due to related parties                138,338             -       138,338
                                                    ---------   ----------     ----------
         Net cash used in operating activities            47             -            47

Cash flows from investing activities:
 Purchase of property and equipment                   (1,500)            -        (1,500)

Cash flows from financing activities:
 Proceeds from issuance of common stock                1,453             -         1,453
                                                    ---------   ----------     ----------

Change in cash                                             -             -             -

Cash at beginning of period                                -             -             -
                                                    ---------   ----------     ----------

Cash at end of period                               $      -    $        -     $       -
                                                    =========   ==========     ==========

Supplemental disclosures:
 Cash payments during the development stage:
  Interest                                          $      -    $        -     $       -
                                                    =========   ==========     ==========

  Income taxes                                      $      -    $        -     $       -
                                                    =========   ==========     ==========

 Noncash disclosure of investing and financing
  activities:
   Preferred stock issued for licensing rights      $190,000    $        -     $ 190,000
                                                    =========   ==========     ==========

   THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE FINANCIAL STATEMENTS.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS

OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

1. ORGANIZATION

NATURE OF ORGANIZATION - Silk Botanicals.Com, Inc. (the "Company"), formerly known as Diversified Restaurant Holdings, Inc., was organized November 20, 1998 in the state of Florida. The Company is a development stage company and plans to develop, market and distribute high quality artificial flowers, artificial greenery and floral arrangements under the trademark names, Living Silk and Forever Fresh.

On April 9, 1999, the Company acquired all the outstanding common stock of JRB Marketing of South Florida, Inc., ("JRB") a Florida corporation formed October 2, 1996. For accounting purposes, the transaction has been treated as a reverse acquisition of the Company by JRB and as a recapitalization of JRB. The recapitalization resulted in the issuance of 4,435,813 shares and the recording of $4,436 in expenses. The historical financial statements prior to November 20, 1998 are those of JRB. No pro forma information is presented, as the acquisition is not a business combination. At the time of this transaction, JRB had no assets or operations. As such, the financial statements of the Company reflect the accounting for JRB as if JRB had been the reporting entity from inception.

Prior to acquiring JRB, the Company owned 99% of the stock of Southern Dragon, Inc. ("Southern"), also a development stage company, in the restaurant industry.

On March 31, 1998, the Company sold the stock of Southern back to Southern and began concentrating on the development, marketing and distribution of artificial flowers, greenery and floral arrangements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVENTORY - Inventory at May 31, 1999, consisted primarily of finished floral and greenery arrangements and is valued at the lower of cost or market.

FURNITURE AND EQUIPMENT - Furniture and equipment are recorded at cost. Depreciation will be provided on a straight-line basis over the estimated useful lives of the assets.

LICENSE RIGHTS - The rights to various licenses acquired by the Company have been recorded at cost. The rights will be amortized, when placed in service, on the straight-line basis over the term of the license rights agreements, which is six years.

INCOME TAXES - The Company accounts for income taxes on an asset and liability approach to financial accounting. Deferred income tax assets and liabilities are computed annually for the difference between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period, plus or minus the change during the period in deferred tax assets and liabilities.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

EARNING PER SHARE - The Company has utilized Financial Accounting Standards No. 128, "Earnings per Share" ("FAS 128"). FAS 128 requires presentation of earnings or loss per share on basic and diluted earnings per share. The Company does not have any potentially dilutive shares outstanding. Earnings or loss per share is computed by dividing net income by the weighted average number of shares outstanding during the period.

IMPAIRMENT OF LONG-LIVED ASSETS - The Company evaluates the recoverability of its property and equipment, and other assets in accordance with Statement of Financial Accounting Standards No.121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of" ("SFAS 121"). SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate. No impairments were required to be recognized during the period from October 2, 1996 to May 31, 1999.

SEGMENT REPORTING - In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information"("SFAS 131"). This statement requires companies to report information about operating segments in interim and annual financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company has determined that it did not have any separately reportable operating segments as of May 31, 1999, or for the period October 2, 1996 to May 31, 1999.

RECENT ACCOUNTING PRONOUNCEMENTS - In April 1998, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-up Activities" ("SOP 98-5"). SOP 98-5 requires that start-up costs, including organizational costs, be expensed as incurred. The Company has accepted early adoption of SOP 98-5 and expensed all start-up costs.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

3. LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has minimal capital available to meet future obligations and to carry out its planned operations. The Company reported a net loss, has negative working capital, and to date has not commenced the marketing and distribution of artificial floral and greenery arrangements.

To address this issue, the Company signed a manufacturing agreement with an established manufacturer of silk botanical products (the "Manufacturer") (see
Note 4). The Company will concentrate on marketing quality products to new wholesale markets. Management anticipates funding the Company's initial operations through advances from the Manufacturer. If circumstances permit, the Company intends to pursue other sources of capital in the equity market. The Company cannot predict whether the operating and financing plans described above will be successful. If the Company is unable to successfully commence operations or obtain additional financing, it may not be able to continue as a going concern and may be unable to meet its obligations. The financial statements do not include any adjustments that might result from the outcome of the uncertainty.

4. RELATED PARTY TRANSACTIONS

The Company will purchase its silk botanical products from the Manufacturer owned by the Company's President and majority stockholder. On April 1, 1999, the Company entered into a manufacturing and distribution agreement with the Manufacturer for a term of six years with the right to extend the agreement for six additional six-year terms. The Manufacturer will invoice the Company for products and distribution of the products at rates to be negotiated periodically between the Company and the Manufacturer.

Additionally, the Company shares office facilities, certain office equipment and certain employees with the Manufacturer. At May 31, 1999, the Company had issued 1,900 shares of preferred stock to the majority stockholder for the license rights to the trademark Living Silk /registered trademark/ and certain manufacturing processes. The Company owed the Manufacturer $138,338 at May 31, 1999, for the purchase of inventory, a computer and software, and monies the Manufacturer had advanced the Company in acquiring the trademark and manufacturing process rights to the Forever Fresh /registered trademark/ line of floral arrangements.

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

5. LICENSE RIGHTS

On December 21, 1998, the Company purchased an exclusive license for the right to assemble and distribute the "water-look" floral arrangements and the trademark and copyright materials of Forever Fresh /registered trademark/ from a producer in South Florida. The term of the license agreement is for six years with the right to extend for additional terms of six years each, unless terminated by either party at the end of any six-year term. As part of the agreement, the Company paid $72,260 for inventory and the license rights. The Manufacturer advanced the funds for the payment. Additionally, the Company agreed to make royalty payments of 5% of the net amount invoiced by the Company or any affiliate, for Forever Fresh /registered trademark/ products during the initial six year term. For additional periods of up to six, six-year terms, the Company agreed to pay one quarter of one percent (.25%) of its net sales per annum of all Forever Fresh /registered trademark/ products sold to any third party.

During April 1999, the Company entered into an exclusive license agreement to market and distribute artificial greenery and floral arrangements with the Living Silk and Silk Botanicals trademarks owned by the Manufacturer. Additionally, the license agreement granted the Company the exclusive right to use the manufacturing process of the Living Silk (TM) and Silk Botanicals (TM) products. As consideration for the license agreement, the Company issued preferred stock to the Manufacturer valued at $190,000. The Company further agreed to pay the Manufacturer royalty payments of 5% of the net amount invoiced by the Company, or any affiliate, for Living Silk (TM) or Silk Botanicals (TM) products invoiced to any third party during the initial six-year term. For additional periods of up to six, six-year terms, the Company agreed to pay one quarter of one percent (.25%) of its net sales per annum for all Living Silk
(TM) and Silk Botanicals (TM) products sold to any third party.

6. EQUITY

PREFERRED STOCK - The Company is authorized to issue 5,000,000 shares of preferred stock of which a total of 1,900 shares were designated as Series A preferred stock. This series is entitled to receive dividends at the rate of $6.00 per share per annum payable quarterly. Such dividends are cumulative and hold a preference over any other distribution. This series shall have no voting rights nor conversion features. The rights, preferences and limitations of any additional series of preferred stock will be determined by the Board of Driectors.

COMMON STOCK -On November 20, 1998, the Company issued 335,188 shares of common stock to additional founders of the Company and recorded an expense of $335 for the issuance. These shares were issued at par value since no operations existed in the Company. On November 30, 1998, the Company issued 25,000 shares of common stock as compensation for services rendered and recorded an expense of $100, which was expensed by Southern prior to the Company's recapitalization. From January 2, 1999 until March 31, 1999, the Company issued 99,000 shares of common stock for cash of $49,500, which was utilized by Southern prior to the recapitalization. Additionally, during the same period, the Company issued 1,250 shares of common stock in compensation for services rendered and recorded an expense of $625, which was expensed by Southern prior to the Company's recapitalization. The Company issued, from April 1, 1999 through April 6, 1999, 1,353,750 shares of common stock and recorded an expense of approximately $671,460, which approximates market value. All of the stock issued has been restated to reflect the reverse stock split of 1 for 4 (see Note 8).

                            SILK BOTANICALS.COM, INC.
                                FORMERLY KNOWN AS
                      DIVERSIFIED RESTAURANT HOLDINGS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)

OCTOBER 2, 1996 (INCEPTION) TO MAY 31, 1999

6. INCOME TAXES

The Company had no taxable income since its inception, and as a result recorded no tax expense. The Company had available at May 31, 1999, approximately $20,000 of unused operating loss carryforwards that may be applied against future taxable income that expires through 2019. The Company has recorded a deferred tax asset of approximately $5,000, and has offset the deferred tax asset with a valuation allowance of $5,000, since realization of the deferred tax asset is uncertain. Utilization of the operating loss carryforwards may be severely limited by the change of business and control.

8. SUBSEQUENT EVENTS

On July 29, 1999, the Company's Board of Directors approved a 1 for 4 reverse split of its common stock, retroactively effective as of May 31, 1999. All common shares and the per share amounts in the accompanying audited financial statements have been restated for the effects of the reverse split.

On August 2, 1999, the Company officially changed its name to Silk Botanicals.Com, Inc.

                                    PART III

                            ITEM 1. INDEX TO EXHIBITS

The Exhibits listed below are filed as part of this Registration Statement.

    EXHIBIT NUMBER               DOCUMENT
    --------------               ---------

          2.1                    Articles of Incorporation

          2.2 Articles of Amendment to Articles of Incorporation of Diversified Restaurant Holdings, Inc.

          2.3 Articles of Amendment to Articles of Incorporation of Silk Botanicals. Com, Inc.

          2.4                    Bylaws

          6.1                    License Agreement Between Forever Fresh,
                                 Inc. and JRB Marketing of South Florida, Inc.

          6.2                    Manufacturing and Distribution Agreement

          6.3 Agreement Between Diversified Restaurant Holdings, Inc. and Joseph R. Bergmann

          6.4 License Agreement Between JRB Enterprises, Inc. and JRB Marketing of South Florida, Inc./Diversified Restaurant Holdings, Inc.

         23.1 Consent of Sweeney, Gates & Co., Auditors to the Company

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:     August 24, 1999                    SILK BOTANICALS.COM, INC.

                                              By: /s/ Joseph R. Bergmann
                                                 -----------------------
                                                 Joseph R. Bergmann

                                              Its: President and Secretary

                                 EXHIBIT INDEX

        EXHIBIT                                DESCRIPTION
        -------                                -----------

          2.1                    Articles of Incorporation

          2.2 Articles of Amendment to Articles of Incorporation of Diversified Restaurant Holdings, Inc.

          2.3 Articles of Amendment to Articles of Incorporation of Silk Botanicals. Com, Inc.

          2.4                    Bylaws

          6.1                    License Agreement Between Forever Fresh,
                                 Inc. and JRB Marketing of South Florida, Inc.

          6.2                    Manufacturing and Distribution Agreement

          6.3 Agreement Between Diversified Restaurant Holdings, Inc. and Joseph R. Bergmann

          6.4 License Agreement Between JRB Enterprises, Inc. and JRB Marketing of South Florida, Inc./Diversified Restaurant Holdings, Inc.

         23.1 Consent of Sweeney, Gates & Co., Auditors to the Company